Exhibit 99.13

Linear Gold Announces a New Joint Venture with Everton

Resources on Dominican Republic Properties

April 12, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has granted Everton Resources Inc. (EVR.TSX.V) an option to earn up to a 65% interest in Linear’s portfolio of Dominican Republic properties which includes the Ampliacion Pueblo Viejo, Loma El Mate and Loma Hueca concessions.

Linear has granted Everton an option to earn an initial 50% interest in the Ampliacion Pueblo Viejo concession by making cash payments totalling US$700,000, incurring expenditures of $US$2.5 million and issuing the Company 1.2 million Everton common shares over a three year period, of which US$100,000 and 200,000 common shares are due immediately.  Upon earning its 50% interest, Everton can increase its’ interest to 65% by incurring all additional expenditures to the completion of a bankable feasibility study, paying Linear US$2.0 million and issuing an additional 1.0 million Everton common shares.

The Company has granted Everton an option to earn an initial 50% interest in the Loma Hueca concession by making cash payments totalling US$100,000, incurring expenditures of $US$0.6 million and issuing 200,000 Everton common shares to the company over a three year period, of which US$25,000 and 25,000 common shares are due immediately.  Upon earning its 50% interest, Everton can increase its interest to 65% by incurring all additional expenditures to the completion of a bankable feasibility study, paying Linear US$250,000 and issuing an additional 300,000 Everton common shares.

Linear has also granted Everton the option to increase its interest in the Loma El Mate concession, currently held 50-50 between Linear and Everton, to 65% by incurring all additional expenditures to the completion of a bankable feasibility study.

“Everton’s financial commitment will significantly advance the exploration of these properties and makes this a strategic transaction for both companies,” commented Wade Dawe, Linear’s President and Chief Executive Officer.  “Linear will benefit from Everton’s exploration success through our minimum 35% retained interest in these properties as well as our significant Everton share position arising from this deal.  This transaction ensures that our Dominican Republic property portfolio is advanced while we continue to focus on our 100% owned, 98,000 hectare, Ixhuatan Project that has demonstrated its world class potential through our discoveries of the Campamento Gold Deposit and the recently identified Cerro la Mina Zone.

Linear Gold Corp. is actively exploring for gold in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

Signed “Wade K. Dawe”

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking statements”.  Such forward-looking statements, especially those that address resource quantities, grades, and contained metals, are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies.  Where the company expresses or implies an expectation as to future events or results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis for the statement.  However, forward-looking statements are subject to risks and uncertainties which could cause actual results to differ significantly from future results expressed or implied.   These risks include, but are not limited to, metal price volatility, political and operational risks in the countries where we operate, and a degree of uncertainty in connection with evaluating a deposit until the deposit has been extensively drilled on closely spaced centres.